# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hippo Holdings Inc., CIK 0001828105
CUSIP: 433539103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Almaden Blvd., Suite 400, San Jose, California (CA), 95113
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002117071

## Reporting persons
- The Lennar Foundation, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); sole voting power 2,071,997; shared voting power 0; sole dispositive power 2,071,997; shared dispositive power 0; aggregate amount beneficially owned 2,071,997 (8% of the class)

## Item 1. Issuer
Name of issuer: Hippo Holdings Inc.
Address of issuer's principal executive offices: One Almaden Blvd, Suite 400, San Jose, CA 95113

## Item 2. Person Filing
Name of person filing: This statement is filed by The Lennar Foundation, Inc., a nonprofit corporation organized under the laws of the State of Florida. The Lennar Foundation, Inc. is an exempt private foundation described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.
Address of principal business office or, if none, residence: 5505 Waterford District Drive, Miami, FL 33126
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information set forth in the cover page of this Schedule 13G is incorporated herein by reference.

The percentage ownership reflected in line 11 in the cover page of this Schedule 13G is based on 25,970,978 shares of Common Stock outstanding as of February 24, 2026, as reported as reported by the Issuer in its Annual Report on Form 10-K dated March 5, 2026 and filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) under the Securities Act of 1934, as amended.
Percent of class: 8.0%
Sole power to vote or to direct the vote: 2,071,997
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,071,997
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Lennar Foundation, Inc.: /s/ Marshall Ames, Chairman (03/06/2026)